# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

# FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  August 5, 2010

## PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

| Maryland | 1-11533 | 74-2123597 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 5.03    Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year**

On August 5, 2010, the Board of Directors of Parkway Properties, Inc. (the "Company") amended the Company's Bylaws.  The following is a summary of changes effected by adoption of the amendments, which is qualified in its entirety by reference to the Bylaws, as amended filed as Exhibit 3.1 hereto and incorporated by reference herein.

**General**

In addition to the amendments described below, the Bylaws, as amended, include certain changes to comply or be consistent with Maryland law and make various technical corrections and non-substantive changes.  The Bylaws, as amended, are referred to herein as the amended Bylaws. The Bylaws as previously in effect are referred to herein as the former Bylaws.

**Article II.    Stockholders**

Timing of Annual Meeting of Stockholders. Maryland law formerly required that the bylaws name either the day of the annual meeting or a 31-day period in which such annual meeting must be held. Maryland law now provides that the annual meeting shall be held as set forth in the bylaws, and the amended Bylaws give the Board of Directors the discretion to set the date of the Annual Meeting.

Notice of Stockholder Meetings.  The amended Bylaws provide that notice and the waiver of such notice may be given by electronic transmission in addition to written notice as provided under the former Bylaws. In addition, the amended Bylaws give the Company the ability to take advantage of the "householding" rules of the Securities and Exchange Commission and to postpone a meeting to a date not more than 120 days after the original record date.

Quorum and Adjournment of Stockholder Meetings.  The amended Bylaws clarify that stockholders present either in person or by proxy at a meeting which has been duly called and convened may continue to transact business until the adjournment or postponement of that meeting, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Proxies.  The amended Bylaws allow a stockholder to use facsimile signatures and other electronic methods of communication to authorize a proxy.

Organization of Meeting.  A new section of the amended Bylaws gives the Chairman (or other designated officers in his absence) the authority to conduct all meetings of stockholders, designates who will take the minutes of the meeting, and gives the chairman of the meeting discretion to set rules, regulations and procedures for the orderly conduct of the meeting.

Advance Notice.  The amended Bylaws amend the advance notice provision of the former Bylaws to require shareholders proposing a nominee for director or other business to disclose its full economic interest in the Company and to clarify that the advance notice provision applies to all shareholder proposals.

Unanimous Consent of Stockholders in Lieu of Meeting.  The amended Bylaws allow unanimous consents of stockholders to be taken by electronic means in addition to writing.

## Article III.  Directors

Notice of Director Meetings.  The amended Bylaws provide that notice and the waiver of such notice may be given by electronic mail in addition to notice in writing or by telegraph or facsimile as provided under the former Bylaws.

Unanimous Consent of Directors in Lieu of a Meeting.  The amended Bylaws provide that, in accordance with the Maryland law, unanimous consents in lieu of a meeting of the Board may be given by electronic transmission as well as in writing.

Resignations.  The amended Bylaws provide that a director may resign from the Board or any committee at any time in writing or by electronic transmission and such resignation may not be effective prior to the time of its receipt by the Company.

## Article IV.  Committees

Rules of Procedure.  The amended Bylaws clarify issues with respect to calling and notice of meetings and the rules of procedure at such meetings.

Unanimous Consent of Directors in Lieu of a Meeting.  The amended Bylaws provide that, in accordance with the Maryland law, unanimous consents in lieu of a meeting of a committee may be given by electronic transmission as well as in writing.

Tenure.  The amended Bylaws clarify that the Board has the exclusive power to fill vacancies, change the membership of or discharge any committee of the Board.

## Article V.  Officers

Compensation of Officers.  Article V, Section 12 of the former Bylaws was deleted.

Resignations.  The amended Bylaws provide that an officer may resign at any time in writing or by electronic transmission and such resignation may not be effective prior to the time of its receipt by the Company.

## Article IX.  Dividends

Declaration.   In accordance with changes to Maryland law, the amended Bylaws provide that a dividend may be declared by a properly authorized committee (in addition to the full Board).

## Article XIII.  Waiver of Notice

Waiver of Notice.  The amended Bylaws provide that the waiver of any notice required pursuant to the Company's Charter, Bylaws or applicable law may be given by electronic transmission, as well as in writing.

## Item 9.01      Financial Statements and Exhibits

**(d)      Exhibits**

3.1      Bylaws, as amended, of Parkway Properties, Inc. (as amended through August 5, 2010)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   August 6, 2010


PARKWAY PROPERTIES, INC.
By: /s/ Mandy M. Pope
     Mandy M. Pope
     Executive Vice President and Chief
     Accounting Officer

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